CORRESP

[LETTERHEAD]

February 28, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Transamerica Funds (the “Fund”)
	1933 Act File No.:	033-02659
	1940 Act File No.:	811-04556

Dear Sir or Madam:

          On behalf of the Fund, we are filing today, via the EDGAR system, Post-Effective Amendment No. 122 under the Securities Act of 1933, as amended (“Securities Act”), to the Fund’s Registration Statement on Form N-1A (the “Amendment”). The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and Rule 8b-16 under the Investment Company Act of 1940, as amended. The Amendment has been electronically coded to show changes from the Fund’s Prospectuses and Statement of Additional Information filed with the Securities and Exchange Commission (the “Commission”) on December 30, 2010 in Post-Effective Amendment No. 117 (Accession No. 0000930413-10-006339).

          The Amendment is being filed under paragraph (b) of Rule 485 to bring the financial statements and other information up to date under Section 10(a)(3) of the Securities Act. The Fund has designated on the facing sheet to the Registration Statement that the Amendment becomes effective on March 1, 2011. No fees are required in connection with this filing.

          None of the revised disclosure contained in the Amendment represents a material change from the Prospectuses and Statement of Additional Information contained in the previous Post-Effective Amendment noted above. Having reviewed the Amendment, the undersigned represents pursuant to Rule 485(b)(4) under the Securities Act that it does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

          On behalf of the Fund, it is hereby acknowledged that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in this filing;
•

The action of the Commission or its staff in acknowledging the effective date of this filing does not relieve the Fund from its responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Fund may not assert to Commission staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

          Please direct any questions concerning this filing to the undersigned at (727) 299-1814.

Very truly yours,

/s/ Robert S. Lamont, Jr.

Robert S. Lamont, Jr.
Vice President and Senior Counsel